Exhibit 99.2

DEFINED TERMS

Except where the context otherwise requires and for the purposes of this report only, references to:

●	“Class A Shares” means Class A Ordinary Shares of MPU Cayman with a par value of $0.001 and entitled to one (1) vote per share;

●	“Class B Shares” means Class B Ordinary Shares of MPU Cayman with a par value of $0.001 and entitled to fifty (50) votes per share;

●	“Company,” “MPU Cayman,”“we,” “us,” and “our” refer to the combined business of Mega Matrix Inc., formerly known as Marsprotocol Inc., an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries, except where expressly noted otherwise or the context otherwise requires;

●	“digital asset” refers to any computer-generated math-based and/or cryptographic protocol that may, among other things, be used to buy and sell goods or pay for services. Cryptocurrency represent one type of digital asset;

●	“Exchange Act” refers the Securities Exchange Act of 1934, as amended;

●	“FunVerse” refers to the Company’s wholly-owned subsidiary FunVerse Holding Limited, a company incorporated under the laws of British Virgin Islands company;

●	“JetFleet” refers to the Company’s majority-owned subsidiary JetFleet Management Corp., a California corporation and formerly known as JetFleet Holding corporation, which is now dissolved;

●	“MPU DE” refers only to Mega Matrix Corp., a Delaware corporation;

●	“MTP” refers to the Company’s wholly-owned subsidiary Marsprotocol Technologies Pte. Ltd., a Singapore exempt private company limited by shares;

●	“Ordinary Shares” means Class A Shares and Class B Shares;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“SDP” refers to the Company’s wholly owned subsidiary Saving Digital Pte. Ltd., a Singapore exempt private company limited by shares;

●	“StaaS” refers to staking as a service; and

●	“Yuder” refers to FunVerse’s wholly owned subsidiary Yuder Ptd, Ltd., a Company incorporated under the laws of Singapore.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This report and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	future operating or financial results;

●	future payments of dividends, if any, and the availability of cash for payment of dividends, if any;

●	future acquisitions, business strategy and expected capital spending;

●	assumptions regarding interest rates and inflation;

●	ability to attract and retain senior management and other key employees;

●	ability to manage our growth;

●	fluctuations in general economic and business conditions;

●	financial condition and liquidity, including our ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

●	estimated future capital expenditures needed to preserve our capital base;

●	the ability to meet the NYSE American continuing listing standards, and the potential delisting of our securities from NYSE American;

●	potential changes in the legislative and regulatory environments;

●	a lower return on investment; and

●	potential volatility in the market price of our securities.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described under “Risk Factors” may not be exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

The forward-looking statements made in this report relate only to events or information as of the date on which these statements are made in this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report. You should not rely upon forward-looking statements as predictions of future events.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our Unaudited Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023, Unaudited Condensed Consolidated Statements of Operations, Comprehensive Loss for the three and nine months ended September 30, 2024 and September 30, 2023, Unaudited Condensed Consolidated Statements of Changes of Equity for the period ended September 30, 2024 and September 30, 2023, Unaudited Condensed Consolidated Statements of Changes of Cash Flows for the nine months ended September 30, 2024 and September 30, 2023, and Notes to Unaudited Condensed Consolidated Financial Statements thereto included elsewhere in this Form 6-K, and our audited consolidated financial statements and the related notes and other information for the year ended December 31, 2023 included in our annual report on Form 10-K, as amended, filed with the SEC on August 19, 2024.

Overview

The Company is a holding company incorporated in Cayman Islands and headquartered in Singapore. The Company wholly owns FunVerse Holding Limited, a British Virgin Islands company (“FunVerse”) which directly owns Yuder Pte, Ltd., a Singapore corporation (“Yuder”). Yuder operates FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas that are also translated into different languages for our users that are spread across various parts of the world such as Europe, America, and Southeast Asia. In addition to creating original dramas, Yuder also acquires third party content licenses which it then translates and distributes on its FlexTV platform. To deliver diverse and international content to our users, Yuder’s production team has filmed  in various parts of the world, including, but not limited to, the United States, Mexico, Australia, Thailand, and Philippines.

Our business

FlexTV Operations

Through Yuder, we now operates FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas that are also translated into different languages for our users that are spread across various parts of the world such as Europe, America, and Southeast Asia. In addition to creating original dramas, Yuder also acquires third party content licenses which it then translates and distributes on is FlexTV platform.

Our focus is to be a leading short drama streaming platform in the global streaming video industry. FlexTV stands out as an innovative force, introducing short dramas as a unique form of storytelling, committed to leading vertical screen entertainment globally.

Short dramas aim to capture the essence of narratives within concise time frames, typically formatted vertically for optimal viewing on mobile phones, ranging from 1 (one) to 3 (three) minutes per episode. Each episode seamlessly integrates into a series, where complete storylines unfold across 40 (forty) to over 100 (one hundred) episodes. Short dramas usually offer users a virtual escape, presenting narratives that resonate with emotions, fostering a sense of connection, and serving as a wellspring of comfort or inspiration in the digital realm.

The move from conventional TV streaming to short drama streaming is a worldwide shift, offering users enhanced options and increased flexibility in their entertainment choices. We acknowledge the significant and profound impact of short video platforms on viewer behaviors, characterized by shorter attention spans, vertical screen viewing, and increased multitasking. We leverage the substantial void between the long-form dramas provided by entities like Netflix and the predominantly influencer-created short videos.

The content characteristics of short dramas determine that they can be produced in quick batches and monetized rapidly. Users are used to scrolling through videos, movie narrations and at a faster pace. The threshold for short drama production has lowered, with lower costs, shorter cycles, and higher operational efficiency. Short dramas are more attractive, more direct, faster-paced, and better suited for mobile entertainment.

We recognize the significant impact of short video platforms like Facebook Reels, Instagram Reels, YouTube Shorts, TikTok, and others on user behaviors. Our dedication to innovative short dramas stems from a deep understanding of evolving viewing habits influenced by shorter attention spans and increased multitasking.

We are steadfast in delivering innovative content that connects with diverse audiences worldwide, promoting cultural appreciation and entertainment on a global scale, and bringing joy to the lives of users worldwide. The content characteristics of short dramas determine that they can be produced in quick batches and monetized rapidly.

Our Business Model

FlexTV has already formed a mature content business model that integrates content production, distribution, and operation. Short drama content on the FlexTV platform is divided into two categories: one category consists of dramas in which we participate in production, primarily in English and Thai, and the other category consists of translated dramas, where we purchase the copyrights of completed high-quality short dramas from third parties and then translate them into multiple languages, including but not limited to, English, Spanish, Portuguese, Japanese, Korean, French, Arabic and Thai. As of October 31, 2024, FlexTV had a total inventory of around 400 short dramas, with 319 already released. Among the released dramas, 68 are self-produced.

A typical timeline for launching one short drama product is divided into three stages. The first stage is the script polishing period, which lasts approximately 15-30 days. The second stage is the filming and post-production stage, which lasts around 14-30 days. The third stage is the release stage, primarily lasting within 30-60 days.

To acquire the best scripts, FlexTV pioneered the adoption of studios nurturing and supporting content production partners. We have strict criteria for selecting short drama studios and their scripts. First, we integrate user research in the topic and script stages with internal original production and external procurement. Then, in the matching production studios and evaluation stage, we establish a stable producing process, efficient editing, and a hit production experience. This approach ensures a stable industrialized supply of content.

We generate platform revenue primarily through top-up and membership fees for services related to streaming content to our users and advertisements presented on our streaming service.

We offer a variety of streaming top-up and membership plans, the price of which varies by country and the features of the plan. Users typically can watch about five (5) to ten (10) episodes of each short drama on our platform for free. To continue watching, they will need to become subscription members or top up their account to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks, such as watching ads, inviting friends, and sharing FlexTV on Facebook and TikTok. The in-app coins can only be used on our platform and are not transferrable. Users can subscribe to FlexTV memberships on a weekly, monthly, or annual basis, and during the membership subscription period, users will have unlimited access to view any short drama on FlexTV. We measure monetization of our platform by calculating the average revenue per active user (“ARPU”), which we believe represents the inherent value of our business model.

In addition, in the three months ended September 30, 2024, the Company launched its content licensing business where it licenses its self-produced short dramas to third party platform providers and allow the platform to distribute the short dramas for an agreed period of time. This allows the Company to leverage its content library that it is developing from its self-produced short dramas.

Competitive Strengths

We believe that FlexTV has the following competitive advantages:

Content barrier: We continuously nurture and incubate studios that supply content to our platform, assisting them in establishing industrialized production processes. In the short term, we provide funding for studio content production. FlexTV encourages healthy competition, and we anticipate more studios shifting towards producing short-form content in the future. As the number of studios on the platform increases and their capabilities improve, studios will raise funds independently to produce content. FlexTV provides more traffic and distribution resources for good content, significantly reducing the risk of platform investment in content production.

Network effects: As the platform’s content library accumulates, it attracts more users to watch content for longer durations, generating more revenue for the platform. This, in turn, attracts more studios to create content for the platform, resulting in a positive feedback loop.

Global distribution resources: We own the rights to series, translating them into various languages for global distribution. Through our proprietary advertising placement system, KOL distribution, and media copyright cooperation resources, we can rapidly increase the series’ influence and generate substantial revenue within a short period. Outstanding distribution capabilities are a key reason why studios choose to collaborate with our streaming platform.

User Growth Strengths

Major social media traffic distribution: We achieve user growth by advertising on mainstream social media channels such as Facebook, TikTok, and Google. We edit highlights of our series into clips to attract users to download the FlexTV app.

KOL marketing: We invite Key Opinion Leaders (KOLs) to market our series on their social media accounts. When users download FlexTV and make deposits, KOLs can share in the deposit revenue. Through this way, we attract a large number of KOLs to proactively share content related to our series.

Human Capital Resources

As of October 31, 2024, we had over 170 individuals, including 18 full-time employees and the remainder being indirect contractors. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good. In addition to our direct employment, Yuder has engaged over 130 indirect contractors through a services agreement with a third-party company based in Asia. This agreement, entered into in November 2023 provides a cost-efficient way to support FlexTV operations on an as-needed basis. The number of indirect contractors is still increasing with the development of FlexTV. This strategy provides flexibility in managing our workforce.

International Markets

FlexTV is available in more than 100 countries. Our production teams film in various locations including, but not limited to, United States, Mexico, Australia, Thailand, and Philippines. We will continue to expand our international markets and collaborate with local partners in each major market.

Our Industry

The short drama industry experienced explosive growth in 2023. According to China Securities Report, dated November 7, 2023, the total market size of short dramas in China in 2023 was expected to reach $5 billion and monthly active users exceeding 100 million, fully validating the product. In addition, the market size of global short dramas will reach $36 billion in 3 years. With short video platforms like TikTok cultivating user habits for fragmented and concise entertainment videos, the global short drama market is expected to continue growing. The vertical screen era is likely to give birth to emerging streaming media giants, and there are still opportunities for global large-scale streaming platforms similar to Netflix and Roku.

The short drama industry is likely to extensively incorporate the latest AI technologies, with the potential to integrate high-recognition IPs with short dramas. This includes AI-enabled face swapping, voice changing, and scene and content creation using verbal descriptions which could revolutionize content creation by significantly reducing production time and costs, enabling more creative freedom, and potentially democratizing access to high-quality video production for creators worldwide.

Recent Corporate Developments

On August 5, 2024, MPU DE closed a private placement with two accredited investors relating to the issuance and sale of (i) 340,909 shares of MPU DE’s common stock at a purchase price of $2.20 per share; (ii) pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant; (iii) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Pre-Funded Warrants were exercised immediately upon issuance and expire when exercised in full at an exercise price of $0.001 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. The aggregate gross proceeds to MPU DE from the private placement were approximately $1.5 million, before deducting placement agent commissions and estimated offering expenses.

On October 8, 2024, the Company, MPU DE, and MPU Merger Sub, Inc., effected the Redomicile Merger. As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Shares or Preferred Shares outstanding as of the date hereof.

On September 24, 2024, the Company set up Bona Box FZ LLC, a wholly owned subsidiary in Abu Dhabi. Bona Box FZ LLC is aiming to produce short dramas to customers based in Arabian area.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) membership and top-up streaming services, (ii) online advertising services, and (iii) content licensing business of its short dramas. For the three and nine months ended September 30, 2024, and 2023, our revenues were comprised of the following:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
		(revised)		(revised)
Membership and top-up streaming services	$9,294,400	$-	$23,614,200	$-
Online advertising services	1,031,100	-	2,319,000	-
Content licensing business	20,000	-	20,000	-
	$10,345,500	$-	$25,953,200	$-

Membership and top-up streaming services revenue

We offer membership services to subscribing members with various countries and the features of the plan, which primarily include access to exclusive and ad-free streaming of short dramas, and accelerated downloads and others. Users are optional to become weekly, monthly or annual membership on the short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks.

We recognize revenues ratably over the membership period and consumption of in-app coins as services are rendered.

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024			September 30, 2024
	United States	Other Countries	Total	United States	Other Countries	Total
Membership and top-up streaming services revenue
Top-up streaming services	$602,200	$2,952,200	$3,554,400	$4,996,900	$8,017,600	$13,014,500
Membership streaming services	2,074,400	3,665,600	5,740,000	5,101,100	5,498,600	10,599,700
	$2,676,600	$6,617,800	$9,294,400	$10,098,000	$13,516,200	$23,614,200
Recharge from users
Top-up streaming services	$1,043,500	$2,692,800	$3,736,300	$7,574,100	$6,787,500	$14,361,600
Membership streaming services	2,098,300	3,662,300	5,760,600	5,364,400	5,597,800	10,962,200
	$3,141,800	$6,355,100	$9,496,900	$12,938,500	$12,385,300	$25,323,800

Period Active Users (“PAU”)(1)	335,646	2,821,278	3,156,924	1,370,491	5,876,625	7,247,116
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$7.97	$2.35	$2.94	$7.37	$2.30	$3.26
Period Paying Users (“PPU”) (3)	56,104	303,250	359,354	281,055	575,617	856,672
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	$47.71	$21.82	$25.86	$35.93	$23.48	$27.57

(1)	An active user is defined as a user who has downloaded and opened FlexTV app at least once.

(2)	ARPU is defined as average membership and top-up streaming services revenue generated by each active user in one period.

(3)	A paying user is defined as a user who has registered for a membership or topping up, provided a method of payment, and is entitled to access FlexTV services. This membership or topping up does not include participation in free trials or other promotional offers extended by the company to new users.

(4)	ARPPU is defined as average membership and top-up streaming services revenue generated by each paying user in one period.

Online advertising services revenue

We sell advertising services by delivering brand advertising primarily to third-party advertising agencies. We provide advertisement placements on our short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We identify one performance obligation in the contracts with customers. Revenues are recognized over time based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platform in the three months ended September 30, 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants license of its self-produced short-dramas to the platforms and allow them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting license to the customers, and will recognize the variable price once the fees are collected. For the three and nine months ended September 30, 2024, the Company generated revenues of $20,000 from its content licensing business.

Cost of revenues

For the three and nine months ended September 30, 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents and software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Platform service fees charged by third party payment processors	$2,795,700	$-	$7,339,300	$-
Amortization of content assets	1,351,000	-	2,590,900	-
Others	147,000	-	572,600	-
	$4,293,700	$-	$10,502,800	$-

Selling expenses

Selling and marketing expenses primarily consist of advertising expenses, primarily composed of traffic expenses, and other miscellaneous expenses.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Advertising expenses	$6,404,400	$-	$18,332,700	$-
Others	33,500	4,600	168,300	25,700
	$6,437,900	$4,600	$18,501,000	$25,700

General and administrative expenses

General and administrative expenses primarily consist of (i) IT expenses, (ii) payroll and welfare expenses advertising expenses; (iii) professional and consulting expenses including legal expenses, audit expenses and other consultants, and (iv) other miscellaneous expenses.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
IT expenses	$724,900	$2,400	$2,177,100	$10,400
Payroll and welfare expenses	474,700	372,200	2,041,600	1,312,400
Consulting expenses	629,600	315,400	2,261,300	1,618,300
Others	472,600	397,000	936,300	1,353,600
	$2,301,800	$1,087,000	$7,416,300	$4,294,700

Income taxes

We account for income taxes in accordance with the authoritative guidance, which requires income tax effects for changes in tax laws to be recognized in the period in which the law is enacted.

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us our shareholders, no withholding tax will be imposed.

United States

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state. Currently we are not under any audit examination from federal or state tax authority in the United States.

The tax expenses primarily come from the state minimum taxes and franchise taxes.

Singapore

We are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17% based on the adjusted taxable income.

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The ASC 740 – Accounting for Income Tax guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

We have determined that a valuation allowance is necessary against the full population of the deferred tax assets as based on all available evidence, we do not anticipate that our future taxable income will be sufficient to recover our deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we will re-valuate our position and release a portion or all the valuation allowance if required.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of September 30, 2024, we do not have any uncertain tax positions based on our analysis.

We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Results of Operations

The following table represents our unaudited condensed consolidated statement of operations for the three and nine months ended September 30, 2024, and 2023.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
		(revised)		(revised)
Revenues	$10,345,500	$-	$25,953,200	$-
Cost of revenues	(4,293,700)	-	(10,502,800)	-
Gross profit	6,051,800	-	15,450,400	-

Operating expenses:
Selling expenses	(6,437,900)	(4,600)	(18,501,000)	(25,700)
General and administrative expenses	(2,301,800)	(1,087,000)	(7,416,300)	(4,294,700)
Total operating expenses	(8,739,700)	(1,091,600)	(25,917,300)	(4,320,400)

Loss from operations	(2,687,900)	(1,091,600)	(10,466,900)	(4,320,400)

Other (expenses) income:
Changes in fair value of digital assets	-	(534,900)	2,238,700	(189,000)
Share of equity loss	-	(26,200)	-	(40,700)
Impairment of long-term investments	(546,000)	-	(770,800)	-
Interest income, net	84,800	-	58,200	-
Other (expenses) income, net	(5,600)	2,500	1,600	32,300
Total other (expenses) income, net	(466,800)	(558,600)	1,527,700	(197,400)

Loss from operations before income tax	(3,154,700)	(1,650,200)	(8,939,200)	(4,517,800)

Income tax (expenses) benefits	(400)	13,100	275,800	72,700
Net loss and comprehensive loss	(3,155,100)	(1,637,100)	(8,663,400)	(4,445,100)

For the three months ended September 30, 2024 and 2023

Revenues

In January 2024, we commenced operations of FlexTV, which is a short drama streaming platform, through Yuder. For the three months ended September 30, 2024, we generated revenues from membership and top-up streaming services of $9,294,400 and online advertising service of $1,031,100, respectively. For the three months ended September 30, 2024, we had paying users of 359,354. We earned ARPPU of $25.86 for the three months ended September 30, 2024.

For the three months ended September 30, 2023, we were engaged in solo-staking business, which was ceased in March 2024. Accordingly, we reclassified the revenues from solo-staking business to other income, net.

Cost of revenues

For the three months ended September 30, 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors and amortization of produced contents and software and copyrights which were applied to produce short dramas.

For the three months ended September 30, 2023, the cost of revenues was primarily comprised of IT expenses incurred to support our solo-staking business. With the cessation of the business in March 2024 and reclassification of revenues to other income, we reclassified the cost of revenues to general and administrative expenses.

Gross profit

Gross profit for the three months ended September 30, 2024, and 2023 was $6,051,800 and $nil, respectively.

Selling expenses

For the three months ended September 30, 2024, we incurred selling expenses of $6,437,900, which was primarily incurred for advertising expenses of $6,404,400, which was incurred for our short drama streaming platform.

For the three months ended September 30, 2023, we incurred advertising expenses of $4,600 which was incurred for our solo-staking business.

General and administrative expenses

For the three months ended September 30, 2024, we incurred general and administrative expenses of $2,301,800, representing an increase of $1,214,800, or 111.8% from $1,087,000 for the three months ended September 30, 2023. The increase was primarily attributed to an increase of $722,500 in IT expenses because we incurred more IT support expenses for our short drama streaming platform, an increase of $102,500 in payroll and welfare expenses because we had an increase in headcounts with acquisition of Yuder in January 2024, and an increase of $314,200 in professional expenses which was primarily charged by our counselor. The counselor assisted us in preparation of filing in Redomicile Merger.

Income tax (expenses) benefits

The Company recorded income tax expenses of $400 in the three months ended September 30, 2024, or 0.01% of pre-tax loss, compared to $13,100 income tax benefits, or 0.8% of pre-tax loss in the three months ended September 30, 2023. The difference in the effective federal income tax rate from the normal statutory rate in the first quarter of 2024 was primarily because we recognized tax benefits arising from the reduction of valuation allowance on its deferred tax assets from FunVerse.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carryback the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s current three-year cumulative loss through September 30, 2024, the current year operation forecast, the Company’s recent filing for protection under Chapter 11 of the bankruptcy code, as well as the operation uncertainty of the Company’s new business. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

Net Loss

As a result of the foregoing, net loss for the three months ended September 30, 2024, was $3,155,100, increasing by $1,518,000 or 92.7%, from $1,637,100 for the three months ended September 30, 2023.

For the nine months ended September 30, 2024, and 2023

Revenues

For the nine months ended September 30, 2024, we generated revenues from membership and top-up streaming services of $23,614,200 and online advertising service of $2,319,000, respectively. For the nine months ended September 30, 2024, we had paying users of 856,672, among which 281,055 were from the United States. We earned ARPPU of $27.57 for the nine months ended September 30, 2024.

For the nine months ended September 30, 2023, we were engaged in solo-staking business, which was ceased in March 2024. Accordingly, we reclassified the revenues from solo-staking business to other income, net.

Cost of revenues

For the nine months ended September 30, 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors and amortization of produced contents and software and copyrights which were applied to produce short dramas.

For the nine months ended September 30, 2023, the cost of revenues was primarily comprised of IT expenses incurred to support our solo-staking business. With the cessation of the business in March 2024 and reclassification of revenues to other income, we reclassified the cost of revenues to general and administrative expenses.

Gross profit

Gross profit for the nine months ended September 30, 2024, and 2023 was $15,450,400 and $nil, respectively.

Selling expenses

For the nine months ended September 30, 2024, we incurred selling expenses of $18,501,000, which was primarily incurred for advertising expenses of $18,332,700, which was incurred for our short drama streaming platform.

For the nine months ended September 30, 2023, we incurred selling expenses of $25,700.

General and administrative expenses

For the nine months ended September 30, 2024, we incurred general and administrative expenses of $7,416,300, representing an increase of $3,121,600, or 72.7% from $4,294,700 for the nine months ended September 30, 2023. The increase was primarily attributed to an increase of $2,166,700 in IT expenses because we incurred more IT support expenses for our short drama streaming platform, and an increase of $729,200 in payroll and welfare expenses because we had an increase in headcounts with acquisition of Yuder in January 2024, and an increase of $643,000 in professional expenses which was primarily charged by our counselor. The counselor assisted us in preparation of filing in Redomicile Merger.

Income tax benefits

The Company recorded income tax benefits of $275,800 in the nine months ended September 30, 2024, or 3.1% of pre-tax loss, compared to $72,700 income tax benefits, or 1.6% of pre-tax loss in the nine months ended September 30, 2023. The difference in the effective federal income tax rate from the normal statutory rate in the first quarter of 2024 was primarily because we recognized tax benefits arising from the reduction of valuation allowance on its deferred tax assets from FunVerse.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carryback the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s current three-year cumulative loss through September 30, 2024, the current year operation forecast, the Company’s recent filing for protection under Chapter 11 of the bankruptcy code, as well as the operation uncertainty of the Company’s new business. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

Net Loss

As a result of the foregoing, net loss for the nine months ended September 30, 2024, was $8,663,400, increasing by $4,218,300 or 94.9%, from $4,445,100 for the nine months ended September 30, 2023.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities and equity financing through private placements. As of September 30, 2024, the Company held cash of approximately $9.9 million.

On January 12, 2024, MPU DE entered into a Unit Subscription Agreement with certain investors, pursuant to which the investors agreed to purchase an aggregate of 2,490,000 units (the “Units”) for an aggregate purchase price of $3,735,000, or $1.50 per unit. Each Unit consists of one (1) share of common stock of MPU DE, $0.001 par value, and one (1) warrant (the “Warrant”), with each Warrant entitling the holder to purchase one share of common stock at an exercise price of $1.50 per share at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the Warrant will expire. The private placements closed on January 17, 2024.

On May 9, 2024, MPU DE signed and closed various Subscription Agreements (the “Agreements”) with certain investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 1,681,817 shares of common stock, par value $0.001 (the “Shares”) for an aggregate purchase price of $3,700,000, or $2.20 per Share (the “Offering Purchase Price”) (the transactions contemplated under the Agreements, the “Offering”). The Agreements contain customary representations, warranties and covenants of the parties.

On August 5, 2024, MPU DE closed a private placement with two accredited investors relating to the issuance and sale of (i) 340,909 shares of MPU DE’s common stock at a purchase price of $2.20 per share; (ii) pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant; (iii) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Pre-Funded Warrants were exercised immediately upon issuance and expire when exercised in full at an exercise price of $0.001 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. The aggregate gross proceeds to MPU DE from the private placement were approximately $1.5 million, before deducting placement agent commissions and estimated offering expenses.

As of September 30, 2024, we had working capital of approximately $11.1 million, which is expected to support our operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the disclosure of contingent assets and liabilities, and (iii) the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, accounting for income taxes, and the amounts recorded as allowances for credit losses.

Cash Flow

The following table sets forth a summary of our cash flows for the nine months ended September 30, 2024 and 2023 presented:

	For the Nine Months Ended September 30,
	2024	2023
Net cash provided by (used in) operating activities	$4,915,100	$(1,965,200)
Net cash used in investing activities	(1,601,700)	(4,636,400)
Net cash provided by financing activities	3,504,900	1,305,000
Net increase (decrease) in cash and cash equivalents	6,818,300	(5,296,600)
Cash and cash equivalents, beginning of period	3,129,800	7,263,600
Cash and cash equivalents, end of period	$9,948,100	$1,967,000

Operating activities

Net cash provided by operating activities for the nine months ended September 30, 2024 was $4.9 million, primarily attributable to net loss of approximately $8.7 million, adjusted for (a) non-cash items including an increase in fair value of approximately $2.2 million in digital assets, amortization of content assets of approximately $2.6 million, impairment of long-term investments of approximately $0.8 million, and share-based compensation expenses to certain employees of approximately $1.3 million, and (b) changes in operating assets and liabilities including (i) a decrease of digital assets of approximately $12.3 million as we exchanged ETH and USDT into cash, (ii) an increase of content assets as we invested in content assets since we acquired FunVerse in January 2024, and (iii) an increase of approximately $1.4 million in contract liabilities and an increase of approximately $3.2 million in accrued and other current liabilities, which were caused by acquisition of Yuder in January 2024.

The Company reported cash outflow of approximately $2.0 million from operating activities for the nine months ended September 30, 2023 primarily attributable to net loss of approximately $4.4 million, adjusted for (a) increase in fair value of ETH of approximately $0.4 million and share-based compensation expenses of approximately $0.2 million, and (b) changes in operating assets and liabilities including (i) a decrease of $0.4 million in prepaid expenses and other assets, (ii) a decrease of tax receivable of approximately $1.1 million because we received tax refund from tax authorities, partially net off by (iii) an increase of approximately $0.8 million in other current liabilities and accrued expenses.

Investing activities

For the nine months ended September 30, 2024, the cash flow used in investing activities was approximately $1.6 million, which was primarily attributable to purchase of digital assets of approximately $0.6 million and investment in equity investees of approximately $0.5 million, loans of $0.6 million made to a related party, partially offset by acquisition of cash of approximately $0.1 million from acquisition of Yuder.

For the nine months ended September 30, 2023, the Company reported cash flows of $4.6 million used in investing activities, which was primarily attributable to investment of $1.4 million in two equity investees, purchase of digital assets of $3.1 million and purchase of stable coins of $0.1 million.

Financing activities

For the nine months ended September 30, 2024, we raised cash of approximately $3.5 million from private placement closed in January 2024, May 2024 and August 2024.

For the nine months ended September 30, 2023, the Company had cash inflows of $1.3 million from financing activities, which was primarily attributable to proceeds of $1.3 million raised from private placements and capital contribution of $0.1 million a non-controlling shareholder, partially offset by withdrawal of capital of $0.1 million from the non-controlling shareholder.

Critical Accounting Policies, Judgments and Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Out of our significant accounting policies, which are described in Note 2—Summary of Principal Accounting Policies of our unaudited condensed consolidated financial statements, which was filed as exhibit 99.1 to this report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, and (ii) taxes.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.